Mail Stop 3561

December 16, 2009

Alexander W. Smith
President and Chief Executive Officer
Pier 1 Imports, Inc.
100 Pier 1 Place
Fort Worth, TX 76102

> **Re:** **Pier 1 Imports, Inc.**
> **Form 10-K for Fiscal Year Ended February 28, 2009**
> **Filed May 4, 2009**
> **File No. 1-07832**

Dear Mr. Smith:

      We have completed our review of your Form 10-K and have no further comments at this time.

                        Sincerely,

                        H. Christopher Owings
                        Assistant Director